AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited)

For the three and nine months ended December 31, 2023 and 2022
(in Canadian Dollars)

Note 1	Nature of Operations	9	Note 11	Loss per share	19
Note 2	Significant Accounting Policies and Judgments	9	Note 12	Other Gains (Losses)	19
Note 3	Marketable Securities	10	Note 13	Supplemental Cash Flow Information	20
Note 4	Biological Assets	11	Note 14	Commitments and Contingencies	20
Note 5	Inventory	12	Note 15	Revenue	22
Note 6	Property, Plant and Equipment	13	Note 16	Segmented Information	23
Note 7	Assets Held for Sale and Discontinued Operations	14	Note 17	Fair Value of Financial Instruments	24
Note 8	Convertible Debentures	16	Note 18	Financial Instruments Risk	25
Note 9	Loans and Borrowings	16	Note 19	Subsequent Events	27
Note 10	Share Capital	18

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at December 31, 2023 and March 31, 2023
(Amounts reflected in thousands of Canadian dollars)

	Note	December 31, 2023	March 31, 2023
		$	$
Assets
Current
Cash and cash equivalents		144,368	234,942
Restricted cash	13	60,629	65,900
Accounts receivable	18(a)	43,318	41,345
Marketable securities	3	4,183	—
Biological assets	4	31,432	22,690
Inventory	5	112,524	106,132
Prepaids and other current assets		8,276	8,280
Assets held for sale	7	1,800	638
		406,530	479,927

Property, plant and equipment	6	295,641	322,969
Derivative assets	3, 17	931	7,249
Deposits and other long-term assets		12,994	15,786
Lease receivable	18(a)	6,896	6,496
Intangible assets		60,424	59,680
Goodwill		18,715	18,715
Deferred tax assets		15,036	15,500
Total assets		817,167	926,322

Liabilities
Current
Accounts payable and accrued liabilities	18(b)	62,324	75,986
Deferred revenue		3,494	1,739
Convertible debentures	8	6,960	132,571
Loans and borrowings	9	13,177	9,571
Lease liabilities		4,842	5,413
Contingent consideration payable	17, 18(b)	11,253	—
Provisions		5,190	4,453
Other current liabilities	14	137	12,572
		107,377	242,305

Loans and borrowings	9	34,742	36,163
Lease liabilities		43,619	43,804
Derivative liability	10(c), 17	1,840	9,634
Contingent consideration payable	17, 18(b)	—	12,487
Other long-term liability		55,071	48,047
Deferred tax liability		16,328	16,745
Total liabilities		258,977	409,185

Shareholders’ equity
Share capital	10	6,938,763	6,841,234
Reserves		157,048	154,040
Accumulated other comprehensive loss		(211,555)	(212,365)
Deficit		(6,367,806)	(6,296,833)
Total equity attributable to Aurora Cannabis Inc. shareholders		516,450	486,076
Non-controlling interests		41,740	31,061
Total equity		558,190	517,137
Total liabilities and equity		817,167	926,322
Nature of Operations (Note 1)
Commitments and Contingencies (Note 14)
Subsequent Events (Note 19)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three and nine months December 31, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended December 31,		Nine months ended December 31,
	Note	2023	2022(1)	2023	2022(1)
		$	$	$	$
Revenue	15	72,607	$69,088	224,588	182,086
Excise taxes	15	(8,188)	(7,999)	(21,718)	(21,810)

Net revenue		64,419	61,089	202,870	160,276

Cost of sales	5	44,525	57,380	149,541	149,516

Gross profit before fair value adjustments		19,894	3,709	53,329	10,760

Changes in fair value of inventory and biological assets sold	4, 5	22,833	24,642	59,104	71,273
Unrealized gain on changes in fair value of biological assets	4	(22,742)	(8,082)	(86,068)	(56,554)

Gross profit		19,803	(12,851)	80,293	(3,959)

Expense
General and administration		22,259	26,508	66,564	85,172
Sales and marketing		12,106	12,946	37,400	41,495
Acquisition costs		1,567	2,998	2,356	8,632
Research and development		782	954	2,829	4,115
Depreciation and amortization	6	4,140	6,409	11,059	21,379
Share-based compensation		2,839	4,281	9,688	10,616
		43,693	54,096	129,896	171,409

Loss from operations		(23,890)	(66,947)	(49,603)	(175,368)

Other income (expense)
Legal settlement and contract termination fees		(1,024)	(806)	(1,546)	(2,376)
Interest and other income		3,326	4,214	9,924	8,943
Finance and other costs		(2,573)	(10,362)	(12,129)	(35,921)
Foreign exchange gain (loss)		(3,526)	5,922	(5,152)	7,758
Other gains (losses)	12	2,728	7,773	15,405	(415)
Restructuring charges		(326)	(288)	(1,227)	(1,301)
Impairment of property, plant and equipment	6, 7(a)	—	(1,961)	(1,230)	(80,685)
Impairment of intangible assets and goodwill		—	—	—	(453,797)
		(1,395)	4,492	4,045	(557,794)

Loss before taxes		(25,285)	(62,455)	(45,558)	(733,162)

Income tax (expense) recovery
Current		16	(100)	(423)	(2,635)
Deferred, net		51	198	266	16,073
		67	98	(157)	13,438

Net loss from continuing operations		(25,218)	(62,357)	(45,715)	(719,724)
Net loss from discontinued operations, net of tax	7(b)	(345)	(4,826)	(10,306)	(18,122)

Net loss		(25,563)	(67,183)	(56,021)	(737,846)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been re-presented due to discontinued operations see Note 7(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three and nine months December 31, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Three months ended December 31,		Nine months ended December 31,
	Note	2023	2022(1)	2023	2022(1)
		$	$	$	$
Net loss from continuing operations		(25,218)	(62,357)	(45,715)	(719,724)
Net loss from discontinued operations, net of tax	7(b)	(345)	(4,826)	(10,306)	(18,122)
Net loss		(25,563)	(67,183)	(56,021)	(737,846)
Other comprehensive loss (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities		—	(264)	—	(1,999)

Other comprehensive income (loss) that may be reclassified to net loss
Foreign currency translation gain (loss)		(126)	(2,193)	810	(2,523)

Comprehensive loss from continuing operations		(25,344)	(64,814)	(44,905)	(724,246)
Comprehensive loss from discontinued operations		(345)	(4,826)	(10,306)	(18,122)
Comprehensive loss		(25,689)	(69,640)	(55,211)	(742,368)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		(24,154)	(60,566)	(41,614)	(717,661)
Non-controlling interests		(1,064)	(1,791)	(4,101)	(2,063)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	7(b)	(345)	(4,826)	(10,306)	(18,122)
Non-controlling interests		—	—	—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(24,625)	(67,849)	(51,110)	(740,305)
Non-controlling interests		(1,064)	(1,791)	(4,101)	(2,063)

Loss per share - basic and diluted
Continuing operations	11	($0.05)	($0.19)	($0.10)	($2.46)
Discontinued operations	11	$—	($0.01)	($0.03)	($0.06)
Total operations	11	$(0.05)	($0.20)	($0.13)	($2.52)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been re-presented due to discontinued operations see Note 7(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Nine months ended December 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		345,269,310	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,296,833)	31,061	517,137
Shares released for earn out payment related to business combination		570,083	353	—	—	—	—	—	—	—	—	—	—	—	—	—	353
Shares issued to repurchase convertible debentures	8	72,593,292	54,680	—	—	—	—	—	—	—	—	—	—	—	—	—	54,680
Shares issued through equity financing		55,767,850	41,098	—	—	—	—	(414)	(414)	—	—	—	—	—	—	—	40,684
Share issuance costs		—	(3,249)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,249)
Deferred tax on transaction costs		—	(265)	—	—	—	—	—	—	—	—	—	—	—	—	—	(265)
Share issued under RSU, PSU and DSU plans		1,703,287	4,912	(4,912)	—	—	—	—	(4,912)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	8,334	—	—	—	—	8,334	—	—	—	—	—			8,334
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(6,845)	—	(6,845)
Change in ownership interests in net assets	6, 7(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,208)	14,780	2,572
Comprehensive loss for the period		—	—	—	—	—	—	—	—	—	—	—	810	810	(51,920)	(4,101)	(55,211)
Balance, December 31, 2023		475,903,822	6,938,763	215,762	27,667	419	(86,800)	—	157,048	(214,599)	18,919	208	(16,083)	(211,555)	(6,367,806)	41,740	558,190

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Nine months ended December 31, 2022
( Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2022		224,329,745	6,570,995	203,877	27,667	419	(86,800)	145,163	(212,412)	18,919	208	(13,797)	(207,082)	(5,419,488)	500	1,090,088
Shares issued/issuable for business combinations		5,082,416	18,913	—	—	—	—	—	—	—	—	—	—	—	—	18,913
Shares issued through equity financing		111,233,554	255,065	—	—	—	—	—	—	—	—	—	—	—	—	255,065
Share issuance costs		—	(12,112)	—	—	—	—	—	—	—	—	—	—	—	—	(12,112)
Deferred tax on transaction costs		—	(1,381)	—	—	—	—	—	—	—	—	—	—	—	—	(1,381)
Exercise of RSUs, PSUs, and DSUs		341,719	4,355	(4,355)	—	—	—	(4,355)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	10,541	—	—	—	10,541	—	—	—	—	—	—	—	10,541
NCI Contribution		—	—	—	—	—	—	—	—	—	—	—	—	—	25,809	25,809
Recognition of put option liability		—	—	—	—	—	—	—	—	—	—	—	—	(49,570)	—	(49,570)
Change in ownership interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	(11,923)	11,923	—
Comprehensive loss for the period		—	—	—	—	—	—	—	(1,999)	—	—	(2,523)	(4,522)	(735,783)	(2,064)	(742,369)
Balance, December 31, 2022		340,987,434	6,835,835	210,063	27,667	419	(86,800)	151,349	(214,411)	18,919	208	(16,320)	(211,604)	(6,216,764)	36,168	594,984

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Nine months ended December 31, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars)

		Three months ended December 31,		Nine months ended December 31,
	Note	2023	2022(1)	2023	2022(1)
				$	$
Operating activities
Net income (loss) from continuing operations		(25,218)	(62,357)	(45,715)	(719,724)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	4	(22,742)	(8,082)	(86,068)	(56,554)
Changes in fair value of inventory and biological assets sold	5	22,833	24,642	59,104	71,273
Depreciation of property, plant and equipment	6	8,376	11,475	25,394	33,449
Amortization of intangible assets		264	267	783	8,767
Share-based compensation		2,839	4,281	9,688	10,616
Impairment of property, plant and equipment	6, 7(a)	—	1,961	1,230	80,685
Impairment of intangible assets and goodwill		—	—	—	453,797
Net interest accrual and accretion	8	2,119	7,773	7,404	29,928
Interest and other income		(280)	(61)	(280)	(61)
Deferred tax recovery		(44)	(57)	(118)	(15,932)
Other (gains) losses	12	(2,733)	(10,518)	(15,410)	(5,939)
Foreign exchange (gain) loss		1,356	(2,654)	2,497	291
Restructuring provisions		—	288	—	3,056
Deferred compensation amortization		952	—	2,856	—
Cash used by operating activities before changes in non-cash working capital and discontinued operations		(12,278)	(33,042)	(38,635)	(106,348)
Changes in non-cash working capital	13	8,105	(25,372)	(4,665)	(1,495)
Net cash used in operating activities from discontinued operations		(1,091)	(2,234)	(4,082)	(10,604)
Net cash used in operating activities		(5,264)	(60,648)	(47,382)	(118,447)

Investing activities
Proceeds from derivative asset and marketable securities		3,821	3,053	3,821	3,256
Proceeds from loan receivable		—	760	—	(16)
Purchase of property, plant and equipment and intangible assets	6	(2,787)	(1,485)	(11,270)	(11,861)
Proceeds from disposal of property, plant and equipment and assets held for sale	7(a)	8,859	14,680	11,460	15,315
Acquisition of businesses, net of cash acquired		—	—	—	(63,257)
Payment of contingent consideration		(3,006)	—	(3,006)	(98)
Deposits paid		—	(980)	—	(4,737)
Net cash used in investing activities from discontinued operations		—	(1,525)	(255)	(5,766)
Net cash provided by (used in) investing activities		6,887	14,503	750	(67,164)

Financing activities
Proceeds from long-term loans	9	599	5,097	4,581	5,939
Repayment of long-term loans	9	(1,418)	(1,120)	(2,450)	(1,821)
Repayment of convertible debenture	8	(22,540)	(128,706)	(84,407)	(274,356)
Net payments of principal portion of lease liabilities		(1,595)	(385)	(4,349)	(3,836)
Restricted cash	13	3,267	(6,041)	5,271	(14,333)
Shares issued for cash, net of share issue costs		36,844	68,761	38,392	278,575
Net cash provided by (used in) financing activities from discontinued operations		—	13	(89)	(144)
Net cash provided by (used in) financing activities		15,157	(62,381)	(43,051)	(9,976)
Effect of foreign exchange on cash and cash equivalents		(1,330)	(2,043)	(891)	24,402
Increase (decrease) in cash and cash equivalents		15,450	(110,569)	(90,574)	(171,185)
Cash and cash equivalents, beginning of period		128,918	369,278	234,942	429,894
Cash and cash equivalents, end of period		144,368	258,709	144,368	258,709
Supplemental cash flow information (Note 13)
The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been re-presented due to discontinued operations see Note 7(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbean, South America and Israel.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America.

Note 2    Significant Accounting Policies and Judgments

(a)    Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards and International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended March 31, 2023, including the accompanying notes thereto.

(b)    Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three and nine months ended December 31, 2023 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c) Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed consolidated interim financial statements and the notes to the condensed consolidated interim financial statements, unless otherwise noted, and are presented net of tax in the condensed consolidated interim statements of loss and comprehensive loss for the current and comparative periods. Refer to Note 7(b) Discontinued Operations.

(d)    Adoption of New Accounting Pronouncements

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company does not currently have any contracts to be accounted for under this standard. However, the Company has a wholly owned captive insurance entity that is required to adopt this standard when reporting on a standalone basis. The impact of the captive insurance company adopting IFRS 17 was immaterial to the Company’s condensed consolidated interim financial statements.

(e)    New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.
Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company will make this assessment as required at the end of each reporting date.

The amendments clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments apply retrospectively for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company’s consolidated financial statements.

Note 3 Marketable securities

As at December 31, 2023, the Company held the following marketable securities:

High Tide

Balance, March 31, 2023	—
Additions	4,183
Balance, December 31, 2023	4,183

During the three months ended December 31, 2023, the Company entered into a settlement agreement with High Tide to reduce the convertible debenture outstanding including interest of $10.8 million. The settlement included a cash payment of $2.8 million, set offs of $1.9 million arising from payables due from the Company to High Tide for certain agreed upon services and the equivalent value of $5.0 million in High Tide common shares held in trust, to be released on certain future dates. The remaining convertible debenture balance as at December 31, 2023 was $1.0 million (March 31, 2023 – $10.8 million) with a fair value of $0.9 million (March 31, 2023 – $7.1 million). The remaining balance will be settled through the provision of services. The convertible debenture is classified as a derivative asset on the condensed consolidated interim statements of financial position and is remeasured at fair value through profit and loss.
The High Tide common shares are classified as marketable securities, initially measured at fair value with subsequent remeasurements of fair value recorded through profit and loss. Due to trading restrictions and future release dates of the common shares received, the fair value of the High Tide common shares is measured using a Monte Carlo simulation model. Additionally, the settlement agreement includes a guarantee on the value of the High Tide common shares, which is accounted for in determining the fair value. The High Tide common shares are classified as level 2 on the fair value hierarchy.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4    Biological Assets

The following is a breakdown of biological assets:

	December 31, 2023	March 31, 2023
	$	$
Indoor cannabis production facilities	16,567	8,428
Plant propagation production facilities	14,865	14,262
	31,432	22,690

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2023	22,690
Production costs capitalized	59,290
Sale of biological assets	(27,726)
Impairment related to discontinued operations	(1,032)
Foreign currency translation	(3)
Changes in fair value less cost to sell due to biological transformation	86,068
Transferred to inventory upon harvest	(107,855)
Balance, December 31, 2023	31,432

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	December 31, 2023	March 31, 2023		December 31, 2023	March 31, 2023
Average selling price per gram	$4.58	$4.42	Increase or decrease of $1.00 per gram	$4,495	$3,360
Weighted average yield (grams per plant)	63.94	38.80	Increase or decrease by 5 grams per plant	$1,248	$1,438
Weighted average effective yield	96%	91%	Increase or decrease by 5%	$835	$395
Cost per gram to complete production	$1.00	$1.65	Increase or decrease of $1.00 per gram	$4,601	$3,427

As of December 31, 2023, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.31 per gram (March 31, 2023 – $2.43 per gram).

During the three and nine months ended December 31, 2023, the Company’s indoor cannabis biological assets produced 10,579 and 32,856 kilograms of dried cannabis, respectively (three and nine months ended December 31, 2022 – 12,438 and 45,421 kilograms, respectively). As at December 31, 2023, it is expected that the Company’s indoor cannabis biological assets will yield approximately 10,489 kilograms (March 31, 2023 – 7,667 kilograms) of dried cannabis when harvested and the weighted average stage of growth for indoor biological assets was 46% (March 31, 2023 – 44%).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	December 31, 2023	March 31, 2023		December 31, 2023	March 31, 2023
Average selling price per floral/bedding plant	$4.69	$7.58	Increase or decrease by 10%	$1,245	$1,682
Average stage of completion in the production process	48%	56%	Increase or decrease by 10%	$2,438	$2,295

As of December 31, 2023, the weighted average fair value less cost to complete and cost to sell per propagation plant was $1.89 per plant (March 31, 2023 – $2.35).

During the three and nine months ended December 31, 2023, biological assets relating to the plant propagation segment was expensed to cost of goods sold of $7.2 million and $27.7 million, respectively (three and nine months ended December 31, 2022 – $4.7 million and $7.9 million, respectively, which included $1.4 million and $5.7 million, respectively (three and nine months ended December 31, 2022 – $1.0 million and $1.9 million, respectively) related to the changes in fair value of biological assets sold.

Note 5    Inventory

The following is a breakdown of inventory:

	December 31, 2023			March 31, 2023
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	29,046	23,080	52,126	30,936	14,756	45,692
Finished goods	18,735	4,452	23,187	13,518	1,777	15,295
	47,781	27,532	75,313	44,454	16,533	60,987
Extracted cannabis
Work-in-process	9,341	3,400	12,741	11,566	2,753	14,319
Finished goods	7,471	553	8,024	8,786	561	9,347
	16,812	3,953	20,765	20,352	3,314	23,666

Supplies and consumables	14,693	—	14,693	19,923	—	19,923

Merchandise and accessories	1,753	—	1,753	1,556	—	1,556

Ending balance	81,039	31,485	112,524	86,285	19,847	106,132

During the three and nine months ended December 31, 2023, inventory expensed to cost of goods sold was $60.1 million and $180.9 million respectively (three and nine months ended December 31, 2022 – $77.3 million and $212.9 million, respectively), which included $21.5 million and $53.4 million, respectively (three and nine months ended December 31, 2022 – $23.7 million and $69.3 million, respectively) related to the changes in fair value of inventory sold.

During the three and nine months ended December 31, 2023, the Company recognized $17.3 million and $56.8 million, respectively in impairment losses (three and nine months ended December 31, 2022 – $36.9 million and $111.0 million, respectively) consisting of cost of sales of $3.9 million and $23.0 million, respectively (three and nine months ended December 31, 2022 – $16.0 million and $52.4 million, respectively) and changes in fair value of inventory sold of $13.4 million and $33.8 million, respectively (three and nine months ended December 31, 2022 – $20.9 million and $58.6 million, respectively).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6    Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	December 31, 2023				March 31, 2023
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	42,423	—	—	42,423	52,077	—	(1,820)	50,257
Buildings	240,923	(94,951)	—	145,972	239,353	(83,888)	(3,842)	151,623
Construction in progress	23,362	—	(645)	22,717	37,563	—	(11,945)	25,618
Computer software & equipment	31,235	(30,073)	—	1,162	31,313	(29,570)	(20)	1,723
Furniture & fixtures	7,838	(6,258)	—	1,580	7,434	(5,596)	(42)	1,796
Production & other equipment	145,647	(97,602)	—	48,045	146,960	(87,425)	(1,686)	57,849
Total owned assets	491,428	(228,884)	(645)	261,899	514,700	(206,479)	(19,355)	288,866

Right-of-use leased assets
Land	13,890	(1,537)	—	12,353	14,859	(1,345)	(969)	12,545
Buildings	36,958	(15,959)	—	20,999	36,789	(15,836)	—	20,953
Production & other equipment	5,290	(4,900)	—	390	5,343	(4,738)	—	605
Total right-of-use lease assets	56,138	(22,396)	—	33,742	56,991	(21,919)	(969)	34,103

Total property, plant and equipment	547,566	(251,280)	(645)	295,641	571,691	(228,398)	(20,324)	322,969

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2023	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, December 31, 2023
Owned assets
Land	50,257	—	—	(7,774)	—	—	(60)	42,423
Buildings	151,623	786	(12)	2,445	(9,250)	—	380	145,972
Construction in progress	25,618	7,936	(2,194)	(8,365)	(145)	(645)	512	22,717
Computer software & equipment	1,723	253	—	(188)	(623)	—	(3)	1,162
Furniture & fixtures	1,796	401	(11)	156	(750)	—	(12)	1,580
Production & other equipment	57,849	507	(234)	3,802	(13,734)	—	(145)	48,045
Total owned assets	288,866	9,883	(2,451)	(9,924)	(24,502)	(645)	672	261,899

Right-of-use leased assets
Land	12,545	—	—	—	(191)	—	(1)	12,353
Buildings	20,953	5,232	(2,355)	(376)	(2,417)	—	(38)	20,999
Production & other equipment	605	87	(68)	—	(232)	6	(8)	390
Total right-of-use lease assets	34,103	5,319	(2,423)	(376)	(2,840)	6	(47)	33,742
Total property, plant and equipment	322,969	15,202	(4,874)	(10,300)	(27,342)	(639)	625	295,641
(1)Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of land and equipment of $10.7 million to assets held for sale as at December 31, 2023 (Note 7).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three and nine months ended December 31, 2023, the Company recognized $8.7 million and $27.3 million, respectively (three and nine months ended December 31, 2022 – $11.8 million and $35.7 million, respectively) of depreciation expense of which $5.1 million and $15.7 million, respectively (three and nine months ended December 31, 2022 – $4.6 million and $16.1 million, respectively) was reflected in cost of sales.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company entered into an agreement to sell its Aurora Sun facility in Medicine Hat, Alberta and related assets and liabilities to Bevo through the sale of one of the Company’s wholly-owned subsidiaries (the “Aurora Sun Transaction”). Up to $15.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sun Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sun Facility. If certain other operational and financial milestones are met, up to an additional $1.0 million could be payable by Bevo to Aurora. The Aurora Sun Transaction closed on July 21, 2023. The Company recognized the transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred at $14.7 million with a corresponding decrease to deficit on the condensed consolidated interim statements of financial position.

Note 7    Assets Held for Sale and Discontinued Operations

(a)    Assets Held for Sale

Assets held for sale are comprised of the following:

	Whistler Alpha Lake	European R&D Facility & Land	Equipment	Total
Balance, March 31, 2023	638	—	—	638
Transfer from property, plant, and equipment	—	8,919	1,800	10,719
Impairment	—	(585)	—	(585)
Foreign exchange	—	(1)	—	(1)
Proceeds from disposal	(2,270)	(8,333)	—	(10,603)
Gain on disposal	1,632	—	—	1,632
Balance, December 31, 2023	—	—	1,800	1,800

Whistler Alpha Lake

In connection with the restructuring announced during the year ended June 30, 2022, the Company listed its Whistler Alpha Lake facility for sale. As a result, the Company reclassified property, plant and equipment of $0.6 million to assets held for sale. During the nine months ended December 31, 2023, the facility was sold for net proceeds of $2.3 million. The Company recognized a gain of $1.6 million on disposal, which is recognized in other gains (losses) in the condensed consolidated interim financial statements of loss and comprehensive loss (Note 12).

European R&D Facility and Land

During the nine months ended December 31, 2023, the Company decided to sell a European R&D Facility and to exit the agreement with its partners in Growery B.V. (“Growery”), one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment. As a result, the Company reclassified the related property, plant, and equipment of $8.9 million to assets held for sale. On November 3, 2023, the Company sold its interest in Aurora Netherland B.V., a subsidiary that owns the R&D facility and related assets of Growery for gross proceeds of approximately $8.3 million (Euro 5.8 million) and recognized an impairment loss of $0.6 million (Euro 0.4 million) during the nine months ended December 31, 2023. Following the sale, the Company no longer has any commercial interest in the Netherlands.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b)    Discontinued Operations

During the nine months ended December 31, 2023, the Company formally made the decision to wind down its Reliva operations, based on recent pronouncements by the U.S. Food Drug Administration (“FDA”) regarding potential cannabidiol (“CBD”) regulation pathways and timelines. The Company does not expect to incur any additional expenses in connection with the wind down.

During the nine months ended December 31, 2023, the Company closed its Aurora Nordic facility (“Nordic”), located in Denmark due to a number of operational and regulatory challenges.

In connection with the closures of Nordic, Growery and Reliva, the Company has reported these as discontinued operations as the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company.

The following table summarizes the Company's consolidated discontinued operations for the respective periods:

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Revenue	154	590	429	881

Cost of sales	645	2,183	6,169	5,131
Changes in fair value of inventory and biological assets sold	—	(56)	5,449	2,775
Unrealized loss (gain) on changes in fair value of biological assets	—	1,782	(4,411)	2,504
General and administration expenses	436	604	1,770	1,827
Sales and marketing	63	228	501	863
Acquisition costs	—	30	—	30
Research and development	—	333	301	1,231
Depreciation	—	135	(350)	473
Interest	(7)	—	193	—
Finance costs	(347)	(100)	(530)	(318)
Foreign exchange	13	17	55	32
Impairment of property, plant, and equipment	—	298	85	298
Impairment of goodwill	—	—	—	3,661
Other losses (gains)	(350)	(38)	(959)	496
Current tax	46	—	51	—
Deferred tax	—	—	—	—
Loss on disposal of discontinued operations	—	—	2,411	—
	499	5,416	10,735	19,003
Net loss from discontinued operations	(345)	(4,826)	(10,306)	(18,122)

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Convertible Debentures

$
Balance, March 31, 2023	132,571
Interest paid	(2,844)
Accretion	5,110
Accrued interest	2,135
Amortized cost of debt repurchased	(129,298)
Unrealized gain on foreign exchange	(714)
Balance, December 31, 2023	6,960

During the three and nine months ended December 31, 2023 the Company repurchased a total of $23.1 million and $141.1 million, respectively (U.S.$17.0 million and U.S.$104.5 million) (three and nine months ended December 31, 2022 – $135.0 million and $290.3 million (U.S.$99.0 million and U.S.$219.0 million) in principal amount of the convertible debentures at a total cost, including accrued interest, of $23.2 million and $140.1 million, respectively (U.S.$17.1 million and U.S.$103.8 million) (three and nine months ended December 31, 2022 – $130.4 million and $279.6 million (U.S.$95.7 million and U.S.$210.9 million)) and recognized a loss of $1.3 million and $9.2 million, respectively (three and nine months ended December 31, 2022 – $10.9 million and $29.2 million) within other gains (losses) in the condensed consolidated interim financial statements of loss and comprehensive loss.

The remaining balance of the convertible debentures, undiscounted of $7.1 million (U.S.$5.3 million) will be settled in cash on or about February 28, 2024, the maturity date, if not converted into Common Shares.

During the three months ended December 31, 2023, the convertible debentures were repurchased at a 0.08% average discount to par value, for aggregate cash consideration of approximately $22.5 million (U.S.$17.1 million) (December 31, 2022 – 4.91% average discount to par value, aggregate cash consideration of approximately $128.7 million (U.S.$95.7 million).

During the nine months ended December 31, 2023, the convertible debentures were repurchased at a 1.43% average discount to par value, for aggregate cash consideration of approximately $84.4 million (U.S.$103.8 million) and the issuance of 72,593,292 Common Shares (December 31, 2022 – 4.91% average discount to par value, cash consideration of $274.4 million (U.S.$210.9 million).

Note 9    Loans and Borrowings

On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo Farms Ltd, the Company acquired the term loans under Bevo Farms Ltd. credit facility (the “Credit Agreement”).

The changes in the carrying value of current and non-current credit facilities are as follows:

Credit facilities
$
Balance, March 31, 2023	45,734
Drawings	4,581
Interest accretion	55
Principal repayments	(2,451)
Balance, December 31, 2023	47,919
Current portion	(13,177)
Long-term portion	34,742
During the nine months ended December 31, 2023, the Credit Agreement was amended (“Amended Credit Agreement”) to reduce the amounts available to be drawn from the Term Loan by $9.7 million to $38.1 million and increase the amounts available to be drawn from the Revolver by $4.0 million to $12.0 million. Additionally, the Company entered into another amendment to the Credit Agreement to include an additional term loan with multiple advances for up to $16.0 million and a maturity date of October 20, 2026, specifically to fund capital expansion. The transaction costs related to the amendment were nominal.
Term loans

During the three and nine months ended December 31, 2023, total interest expense of $0.8 million and $3.1 million, respectively (three and nine months ended December 31, 2022 – $0.6 million and $0.8 million) was recognized as finance and other costs in the condensed consolidated interim statements of loss and comprehensive loss. As at December 31, 2023, the total term loan balance is $36.7 million (March 31, 2023 – $38.2 million).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Revolver

The Revolver provides available aggregate borrowings of up to $12.0 million. As at December 31, 2023, $11.2 million (March 31, 2023 – $7.5 million) was drawn from the revolver loan.

Financial and Non-Financial Covenants

Under the terms of the Amended Credit Agreement between Bevo Farms Ltd and its lender, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd and its subsidiaries.

During the three months ended December 31, 2023, and subsequent to the filing of the Company's Q2 2024 condensed consolidated interim financial statements, an error was identified in the calculation of the Company's financial covenants under the Credit Agreement. The error was uncorrected in the Company's condensed consolidated interim financial statements as at June 30, 2023 and September 30, 2023. As a result of the calculation error, certain financial covenants were not identified as being non-compliant with the prescribed thresholds as at June 30, 2023 and September 30, 2023. Consequently, the loans and borrowing balance as of the respective quarter-end dates should have been reclassified as current, as shown in the table below.

On December 29, 2023, Bevo Farms Ltd entered into a Third Supplemental Credit Agreement which provided a waiver for the breach in financial covenants as at June 30, 2023 and September 30, 2023 and amended the financial covenants taking into account Bevo Farms Ltd revised forecasts. Based on the forecasts and the amendments to the covenants, the Company expects to be in compliance with the financial covenants for the next 15 months. The reclassification adjustment did not impact the condensed consolidated interim statements of loss and comprehensive loss, statements of changes in equity or statements of cash flows for the three months ended June 30, 2023 and 2022 and six months ended September 30, 2023 and 2022.

As at December 31, 2023, Bevo Farms Ltd was in compliance with all covenants relating to the Credit Agreement, and the loans and borrowing balance are classified as non-current liabilities.

	Previously reported	Adjustments	Adjusted
Consolidated Statement of Financial Position
June 30, 2023	$	$	$
Liabilities
Current, loans and borrowings	9,439	35,111	44,550
Total current liabilities	171,999	35,111	207,110
Non-current, loans and borrowings	35,111	(35,111)	—
Total liabilities	324,256	—	324,256
Total liabilities and equity	832,188	—	832,188

September 30, 2023
Liabilities
Current, loans and borrowings	13,421	34,586	48,007
Total current liabilities	117,972	34,586	152,558
Non-current, loans and borrowings	34,586	(34,586)	—
Total liabilities	269,323	—	269,323
Total liabilities and equity	818,371	—	818,371

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.
ii.Unlimited number of Class “A” Shares each with a par value of $1.00. As at December 31, 2023, no Class “A” Shares were issued and outstanding.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00. As at December 31, 2023, no Class “B” Shares were issued and outstanding.

(b)     Shares Issued and Outstanding

At December 31, 2023, 475,903,822 Common Shares (March 31, 2023 – 345,269,310) were issued and fully paid.

On October 3, 2023, the Company closed a bought deal offering of 53,187,500 common shares of the Company at $0.73 per common share, for gross proceeds of approximately $38.8 million. Transactions costs were approximately $2.2 million resulting in net proceeds of $36.7 million.
Following the bought deal offering, the amount available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective was reduced to approximately $212.7 million.

Refer to Note 19 – Subsequent Events.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, March 31, 2023	89,124,788	7.09
Expired	(514,486)	112.46
Balance, December 31, 2023	88,610,302	6.28

The following summarizes the warrant derivative liabilities:

					U.S.$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$	$	$	$	$	$	$
Balance, March 31, 2023	75	45	9,514	9,634	54	33	7,041	7,128
Unrealized (loss) gain on derivative liability	(1)	(1)	(9,048)	(9,050)	—	—	(6,688)	(6,688)
Balance, December 31, 2023	74	44	466	584	54	33	353	440

The following table summarizes the warrants that remain outstanding as at December 31, 2023:

Exercise Price ($)	Expiry Date	Warrants (#)
4.35 – 41.88 (2)	January 26, 2024 – November 30, 2025	88,596,596
116.09 (1)	August 22, 2024	13,706
		88,610,302
(1)Includes the November 2020 and January 2021 Offering Warrants exercisable at U.S.$9.00 and U.S.$12.60, respectively.
(2)Includes the June 2022 Offering Warrants exercisable at U.S.$3.20.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Net loss from continuing operations attributable to Aurora shareholders	($24,154)	($60,566)	($41,614)	($717,661)
Net loss from discontinued operations attributable to Aurora shareholders	($345)	($4,826)	($10,306)	($18,122)
Net loss attributable to Aurora shareholders	($24,499)	($65,392)	($51,920)	($735,783)

Weighted average number of Common Shares outstanding	474,225,938	326,446,018	403,918,408	292,002,410

Basic loss per share, continuing operations	($0.05)	($0.19)	($0.10)	($2.46)
Basic loss per share, discontinued operations	$0.00	($0.01)	($0.03)	($0.06)
Basic loss per share	$(0.05)	($0.20)	($0.13)	($2.52)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options are anti-dilutive.

Note 12    Other Gains (Losses)

		Three months ended December 31,		Nine months ended December 31,
	Note	2023	2022	2023	2022
		$	$	$	$
Unrealized gain (loss) on derivative investments		885	(138)	1,761	(3,622)
Unrealized gain on derivative liability	10(c)	2,407	22,365	9,050	37,301
Gain (loss) on disposal of assets held for sale and property, plant and equipment	6, 7(a)	(1,354)	(1,823)	72	1,929
Loss on contingent consideration		(373)	(1,383)	(1,543)	(1,383)
Contract termination fee	14(b)	—	(2,750)	—	(2,750)
Government grant income (expense) (1)		—	—	12,547	(867)
Provisions		—	—	200	(3,372)
Realized loss on repurchase of convertible debt	8	(1,330)	(10,874)	(9,244)	(29,222)
Other gains		2,493	2,376	2,562	1,571
Total other gains (losses)		2,728	7,773	15,405	(415)

(1) During the nine months ended December 31, 2023, a provision of $12.4 million recorded in other current liabilities was reversed as a result a Canada Revenue Agency audit over the Canada Emergency Wage Subsidy ‘CEWS’ payments with no proposed audit adjustments. The provision was established to account for uncertainty with respect to eligibility of the government grant that was expeditiously rolled out in response to the COVID-19 pandemic.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
			$	$
Accounts receivable	(3,589)	(5,627)	(2,635)	2,891
Biological assets	(14,834)	(14,395)	(31,560)	(50,183)
Inventory	10,335	18,459	40,188	57,974
Prepaid and other current assets	(654)	(2,546)	(217)	(761)
Accounts payable and accrued liabilities	14,548	(20,915)	(12,470)	(12,280)
Income taxes payable	—	(52)	—	2,324
Deferred revenue	2,250	668	1,917	(984)
Deferred taxes	—	—	—	—
Provisions	—	(964)	—	(42)
Other current liabilities	49	—	112	(434)
Changes in operating assets and liabilities	8,105	(25,372)	(4,665)	(1,495)

Additional supplementary cash flow information is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
			$	$
Property, plant and equipment in accounts payable	1,456	(371)	(383)	(3,073)
Right-of-use asset additions	—	109	—	(96)
Amortization of prepaids	2,302	8,656	11,055	22,068
Interest paid	1,099	3,773	8,021	8,528
Interest received	(1,043)	(587)	(2,567)	(1,815)
Included in restricted cash as of December 31, 2023 is $3.4 million (March 31, 2023 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, nil (March 31, 2023 – $6.0 million) related to the Bevo acquisition, $20.4 million (March 31, 2023 – $20.7 million) for self- insurance, $0.1 million (March 31, 2023 – $0.1 million) attributed to international subsidiaries, and $36.7 million (March 31, 2023 – $35.7 million) of funds reserved for the segregated cell program for insurance coverage.

Note 14    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The judge rendered a decision on August 24, 2023 on Aurora’s motion to dismiss. On September 8, 2023, the Plaintiffs filed a motion for reconsideration as to the stock drop that occurred following Aurora’s September 2019 financials. Aurora shall oppose this motion. Mediation is expected in February 2024. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. Plaintiffs now have until March 11, 2024 to deliver an amended pleading. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. Plaintiffs were to bring a summary judgement application which is being opposed by Aurora and which application will likely be heard in 2024. Questioning on Affidavits was completed and our counsel is currently in the process of providing Aurora affiants responses to undertakings. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022 and a Statement of Defence was filed and served. The next major step in the process is scheduling a timetable for the remaining deliverables of the process, including delivery of the plaintiff’s certification motion record. The plaintiff must either deliver their certification materials or come to an agreement with the Aurora Defendants on a timetable for doing so within one year of commencing the proposed class action. The Court has issued an order allowing the representative plaintiff to remain anonymized in all court documents, including identifying her by “V.T”. On January 24, 2024, the plaintiff’s delivered their motion record regarding class certification. We are reviewing and will establish our timeline for responding which will not be before June 2024. The Company disputes the allegations and intends to defend against the claims.

On May 5, 2022, Aurora Cannabis Inc. acquired all issued and outstanding shares of Terrafarma Inc. Terrafarma Inc. is now a wholly owned subsidiary of Aurora Cannabis Inc. Prior to Aurora’s acquisition of Terrafarma, a former employee of Terrafarma commenced a claim for wrongful dismissal seeking damages in the amount $1,046,400 plus additional damages relating to certain options and unpaid bonus. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. The Defendant Employee has been noted in default by the plaintiff and Aurora has filed and served a Third-Party Notice against the Defendant Employee. The Company disputes the allegations and intends to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at December 31, 2023 the Company has recognized total provisions of $2.0 million (March 31, 2023 – $1.0 million) in provisions on the condensed consolidated interim statements of financial position and a settlement accrual for nil (March 31, 2023 – $1.0 million) in accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 18(b) and loans and borrowing repayments in Note 9, the Company has $4.3 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.3 million and $0.9 million for the three and nine months ended December 31, 2023 (three and nine months ended December 31, 2022 – $2.0 million and $1.8 million, respectively). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of December 31, 2023, the net return liability for the estimated variable revenue consideration was $1.2 million (March 31, 2023 – $1.6 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Cannabis
Cannabis revenue	65,322	62,457	190,245	172,158
Excise taxes	(8,188)	(7,999)	(21,718)	(21,810)
Cannabis net revenue	57,134	54,458	168,527	150,348
Plant Propagation
Revenue from sale of goods	7,285	6,631	34,343	9,928
Net revenue	64,419	61,089	202,870	160,276

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16    Segmented Information

During the year ended March 31, 2023, the Company had three reportable operating segments: (i) Canadian Cannabis, (ii) EU Cannabis and (iii) Plant Propagation. During the nine months ended December 31, 2023, the Company changed its internal management reporting which resulted in a change in the composition of the operating segments. With the closure of Nordic, most of the European market is fulfilled from Canadian sourced cannabis, which impacts how resources are allocated. Additionally, Canada, Europe and other export markets are being managed centrally. Accordingly, Management has identified two reportable operating segments, Cannabis and Plant Propagation. The comparative periods have been restated to conform with the change in segment composition, consolidating the former Canadian and EU Cannabis operating segments.

Operating Segments	Cannabis	Plant Propagation	Corporate (1)	Total
	$		$	$
Three months ended December 31, 2023
Net revenue	57,134	7,285	—	64,419
Gross profit before fair value adjustments	19,930	(36)	—	19,894
Selling, general, and administrative expense	31,406	803	2,156	34,365
Net loss before taxes from continuing operations	(17,792)	(1,023)	(6,470)	(25,285)

Three months ended December 31, 2022
Net revenue	54,458	6,631	—	61,089
Gross profit (loss) before fair value adjustments	5,158	(1,449)	—	3,709
Selling, general, and administrative expense	32,192	688	6,574	39,454
Net loss before taxes from continuing operations	(53,173)	(3,563)	(5,719)	(62,455)

Operating Segments	Cannabis	Plant Propagation	Corporate (1)	Total

Nine months ended December 31, 2023
Net revenue	168,527	34,343	—	202,870
Gross profit before fair value adjustments	52,157	1,172	—	53,329
Selling, general, and administrative expense	93,321	1,954	8,689	103,964
Net loss before taxes from continuing operations	(11,930)	(2,221)	(31,407)	(45,558)

Nine months ended December 31, 2022
Net revenue	150,305	9,927	44	160,276
Gross profit (loss) before fair value adjustments	12,116	(1,378)	22	10,760
Selling, general, and administrative expense	109,795	947	15,925	126,667
Net loss before taxes from continuing operations	(632,253)	(4,294)	(96,615)	(733,162)
(1)Net income (loss) under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share-based compensation and financing expenditures relating to debt issuances are also included under Corporate.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
December 31, 2023	345,748	29,475	12,551	387,774
March 31, 2023	360,254	41,866	15,030	417,150

Three months ended December 31, 2023
Net revenue	54,271	10,104	44	64,419
Gross profit before fair value adjustments	13,957	6,095	(158)	19,894

Three months ended December 31, 2022
Net revenue	52,217	8,872	—	61,089
Gross profit (loss) before fair value adjustments	(1,303)	5,012	—	3,709

Nine months ended December 31, 2023
Net revenue	171,962	30,188	720	202,870
Gross profit (loss)	36,571	17,854	(1,096)	53,329

Nine months ended December 31, 2022
Net revenue	132,766	28,082	(572)	160,276
Gross profit (loss)	(4,428)	16,068	(880)	10,760

Included in net revenue for the three months ended December 31, 2023 are net revenues of approximately $7.2 million from Customer F (three months ended December 31, 2022 – Customer F $3.9 million) in the Canadian Cannabis segment, contributing 10 per cent or more to the Company’s net revenue.

During the nine months ended December 31, 2023 and December 31, 2022, no customer contributed 10 per cent or more to the Company’s net revenue.

Note 17    Fair Value of Financial Instruments

The carrying values of the financial instruments at December 31, 2023 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	144,368	—	—	144,368
Restricted cash	60,629	—	—	60,629
Accounts receivable, excluding sales taxes and lease receivable	39,932	—	—	39,932
Marketable securities	—	4,183	—	4,183
Derivative assets	—	931	—	931
Lease receivable	9,425	—	—	9,425
Financial Liabilities
Accounts payable and accrued liabilities	62,324	—	—	62,324
Convertible debentures	6,960	—	—	6,960
Contingent consideration payable(1)	—	11,253	—	11,253
Lease liabilities	48,461	—	—	48,461
Derivative liabilities	—	1,840	—	1,840
Loans and borrowings	47,919	—	—	47,919
Other long-term liabilities	55,071	—	—	55,071
(1) The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at December 31, 2023
Marketable securities	3	—	4,183	—	4,183
Derivative assets		—	931	—	931
Contingent consideration payable		—	—	11,253	11,253
Derivative liabilities	8, 10(c)	1,294	546	—	1,840

As at March 31, 2023
Derivative assets		—	7,114	135	7,249
Contingent consideration payable		—	—	12,487	12,487
Derivative liabilities	8, 10(c)	9,634	—	—	9,634

There have been no transfers between fair value categories during the period.
Derivative Liabilities
As at December 31, 2023, derivative liabilities include amounts related to Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”) that will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively.
The DSUs subject to cash settlement are initially measured at fair value and recorded as a derivative liability. DSUs are issued in recognition of past service for Directors and are therefore recorded at the full amount to share-based compensation expense. The DSUs are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement, the DSUs are remeasured and the derivative liability is extinguished at the remeasured amount. During the three and nine months ended December 31, 2023, the Company recognized $0.1 million and $0.7 million, respectively (three and nine months ended December 31, 2022 – nil and nil, respectively) in share based compensation expense in the condensed consolidated statements of loss and comprehensive loss. The DSUs are classified as a level one financial instrument measured at fair value through profit and loss.

The PSUs subject to cash settlement are initially measured at fair value using a Monte Carlo simulation model and recorded as a derivative liability. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured each reporting period with the change in value reflected in the share-based compensation expense. During the three and nine months ended December 31, 2023, the Company recognized $0.2 million and $0.5 million, respectively (three and nine months ended December 31, 2022 – nil and nil, respectively) in share based compensation expense in the condensed consolidated statements of loss and comprehensive loss. The PSU’s are classified as a level two financial instrument measured at fair value through profit and loss.

Note 18    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the condensed consolidated interim statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $36.7 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2023, $22.6 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2023 – $20.9 million). As of December 31, 2023, the Company recognized a $1.3 million provision for expected credit losses (March 31, 2023 – $3.4 million).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s aging of trade receivables, net was as follows:

	December 31, 2023	March 31, 2023
	$	$
0 – 60 days	34,284	28,355
61+ days	4,183	6,661
	38,467	35,016

The Company’s contractual cash flows from lease receivables is as follows:

December 31, 2023
$
Next 12 months	2,995
Over 1 year to 2 years	2,194
Over 2 years to 3 years	1,919
Over 3 years to 4 years	1,846
Over 4 years to 5 years	1,046
Thereafter	766
Total undiscounted lease payments receivable	10,766
Unearned finance income	(1,341)
Total lease receivable	9,425
Current	(2,529)
Long-term	6,896

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	December 31, 2023	March 31, 2023
	$	$
Trade payables	22,708	21,942
Accrued liabilities	22,444	38,176
Payroll liabilities	13,510	12,610
Excise tax payable	2,612	2,611
Income tax payable	720	161
Other payables	330	486
	62,324	75,986

In addition to the commitments outlined in Note 14, the Company has the following undiscounted contractual obligations as at December 31, 2023, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	62,324	62,324	—	—	—
Convertible notes and interest (1)	7,078	7,078	—	—	—
Lease liabilities (2)	95,836	7,777	21,558	14,341	52,160
Loans and borrowings	47,919	13,177	34,742	—	—
Contingent consideration payable (3)	11,253	—	11,253	—	—
	224,410	90,356	67,553	14,341	52,160
(1)Assumes the principal balance of the debentures outstanding at December 31, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Relates to acquired businesses. Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2023 and year ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of December 31, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•$144.4 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering U.S.$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409.0 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result,and following the closing of the bought deal offering on October 3, 2023 approximately U.S.$212.7 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Subsequent to December 31, 2023, on January 26, 2024, 6,600,000 warrants, with an exercise price of U.S.$12.60 expired increasing the amount available under the 2023 Shelf Prospectus from approximately U.S.$212.7 million to U.S.$295.9 million for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $57.1 million relating to its self-insurance policy, if necessary.

Note 19    Subsequent Events

On January 31, 2024, the Company announced that its Board of Directors has approved, subject to required regulatory and stock exchange approvals, a plan to consolidate all of its outstanding Common Shares on the basis of 1 Common Share for every 10 Common Shares currently outstanding (the "Consolidation"), with such Consolidation to be effective on or about February 20, 2024. The Company expects the Consolidation to restore compliance with Nasdaq Listing Rule 5550(a)(2) and to ensure the Company continues to have access to a wide range of institutional investors.

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining interest of 90% in Indica Industries Pty Ltd (“MedReleaf Australia”) an Australian domiciled company, for total consideration of AUD$45.0 million, subject to customary adjustments, comprised of approximately AUD$9.5 million in cash and the remainder by issuance of Common Shares.